VIA EDGARApril 1, 2019

Christopher Netelkos

Chief Executive Officer

First Jersey Cannabis Corporation

1030 West White Horse Pike

Egg Harbor City, NJ 08215

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re: First Jersey Cannabis Corporation

Offering Statement on Form 1-A

CIK No. 0001753267

Filed September 28, 2018

File No. 024-10902

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), First Jersey Cannabis Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form  1-A (File No. 024-10902 ), together with all exhibits thereto, initially filed on September 28, 2018 and as subsequently amended (collectively, the “Registration Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with paragraph (a) of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, the Company hereby confirms that no securities have been or will be sold according to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Sincerely,

First Jersey Cannabis Corporation

By: /s/ Christopher Netelkos

Christopher Netelkos,

Chief Executive Officer